

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via Facsimile
Mr. Kyle Gotshalk
Chief Executive Officer
VSUS Technologies Incorporated
18565 Soledad Canyon Road #153
Canyon Country, CA 91351

Re: **VSUS Technologies Incorporated**
Form 8-K filed March 13, 2012
File No. 333-51274

Dear Mr. Gotshalk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note your disclosure regarding the engagement of Malone Bailey LLP (Malone Bailey). Please amend your filing to ensure the disclosure required by Item 304(a)(2)(i) and (ii) of Regulation S-K covers the <u>two</u> most recent fiscal years and subsequent interim period <u>through engagement</u>.

2.   We further note your disclosure regarding the engagement of Malone Bailey in paragraph (b) is not consistent with the disclosures required by Item 304(a)(2) of Regulation S-K. Please revise to make clear, separate representations that are consistent with Item 304(a)(2)(i) and (ii) of Regulation S-K. For example, your disclosure should reflect whether you consulted with Malone Bailey regarding the type of audit opinion that might be rendered and either a written report or oral advice was provided that Malone Bailey concluded was an important factor considered by *the registrant* in reaching a decision

regarding an accounting, auditing or financial reporting issue. Further, you should separately disclose whether you consulted with Malone Bailey regarding the application of accounting principles to a specified transaction or whether you consulted with Malone Bailey regarding any matter that was the subject of a disagreement or reportable event. To the extent that you refer to disagreements *and* reportable events in your disclosure, include the appropriate reference in Regulation S-K to their respective definitions.

3.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant